Contact

www.linkedin.com/in/andrew-geisel-59793117b (LinkedIn)

Top Skills

Design-Build
Entrepreneurship
Food & Beverage

Andrew Geisel

Co-Founder at Citizens, one of the fastest-growing specialty cafe & lifestyle brands poised for national growth.

New York City Metropolitan Area

Summary

Co-founder and Director of Citizens Cafe Holdings, a NYC based cafe group currently with 5 locations. Citizens, an elevated coffee, brunch and cocktail experience that pays homage to the cafe and coffee culture of Australia, is poised to expand nationally in 2021 as well as see additional units open in New York.

Before Citizens, Andrew completed his undergraduate studies in Australia at Griffith University (BArch and Environmental Design). Andrew's background in design and architecture has been instrumental to the growth and development of Citizens as the design & build phase of expansions is handled internally led by him.

Experience

Citizens Cafe Holdings

Co-Founder and Director
October 2016 - Present (8 years 10 months)
New York, United States

Merlo Coffee

Coffee Roaster & Barista
January 2011 - March 2014 (3 years 3 months)
Gold Coast, Queensland, Australia

Education

Griffith University

Bachelor of Architecture and Environmental Design - BArch, Architecture · (2011 - 2013)